Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
Schultze Special Purpose Acquisition Corp.

September 30, 2020

Schultze Special Purpose Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.                   The name of the Corporation is “Schultze Special Purpose Acquisition Corp.” The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 11, 2018. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 10, 2018, and an amendment to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 9, 2020 (as amended, the “Amended and Restated Certificate”).

2.                   This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate.

3.                   This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and the holders of at least sixty-five percent (65%) of the outstanding shares of the common stock of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.                   The text of Section 9.1(b) is hereby amended and restated to read in full as follows:

      (b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ option to purchase additional units) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission on November 20, 2018 (SEC File No. 333-228494), as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by December 31, 2020 (the “Termination Date”) and (iii) the redemption of Offering Shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate relating to pre-initial Business Combination activity (as described in Section 9.7) and related stockholders’ rights, including the ability of holders of Offering Shares to exercise Redemption Rights (as defined in Section 9.2(a)) pursuant to Section 9.2(a) or the substance or timing of the Corporation’s obligation to redeem the Offering Shares pursuant to Section 9.2(d). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of the Corporation, Schultze Special Purpose Acquisition Sponsor, LLC (the “Sponsor”) or officers or directors of the Corporation) are referred to herein as “Public Stockholders.”

IN WITNESS WHEREOF, Schultze Special Purpose Acquisition Corp. has caused this Amendment to the Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Schultze Special Purpose Acquisition Corp. By: /s/ George J. Schultze Name: George J. Schultze Title: Chief Executive Officer